Sutor Technology Group Limited
No 8, Huaye Road
Dongbang Industrial Park
Changshu, Jiangsu 215534
People’s Republic of China

December 4, 2009

By EDGAR Transmission and by Hand Delivery

Jessica Kane, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Sutor Technology Group Limited
Amendment No. 1 to Registration Statement on Form S-3
Filed October 16, 2009
File No. 333-161026

Dear Ms. Kane:

On behalf of Sutor Technology Group Limited (“Sutor” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 26, 2009 (the “Comment Letter”), providing the Staff’s comments with respect to the above referenced registration statement on Form S-3 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

General

1.
We note the acknowledgements the Company made in its letter dated October 16, 2009. However, these representations do not conform to the language contained in our letter dated August 26, 2009. Therefore, please provide, in writing, a statement from the Company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SUTOR RESPONSE:  We hereby acknowledge that:

•
should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Incorporation of Certain Information By Reference, page 16

2.
  We note you response to comment 1 in our letter dated August 26, 2009. Please also comply with this comment with respect to similar disclosure under "Description of Units" on page 14 and "Incorporation of Certain Information by Reference" on page 16.

SUTOR RESPONSE:  We have revised our disclosure to remove the language qualifying the Units and statements regarding contracts, agreements or other documents by reference.

Risk Factors, Page 2

3.
We note the third sentence in the paragraph immediately following the heading. Please note that all material risks should be described. If risks are not deemed material, you should not reference them. Please revise accordingly.

SUTOR RESPONSE:  We have revised our disclosure to delete the statement regarding additional risks and uncertainties which may be unknown or immaterial.

Exhibit Index

4.	Please revise your exhibit index to address the following issues:

•	Please include the consent of Pillsbury Winthrop Shaw Pittman LLP as an exhibit.

•	Please revise the power of attorney exhibit entry to reflect that it is included on the signature page of the Form S-3, which was filed on August 4, 2009.

SUTOR RESPONSE:  We have revised the exhibit index accordingly.

Exhibit 5.2 – Opinion of Pillsbury Winthrop Shaw Pittman LLP

5.	It appears that the exhibit contains a typographical error. Please revise so that counsel is opining that the debt securities will "be" legally binding obligations of the Company.

SUTOR RESPONSE:  Our counsel has revised its opinion accordingly.

[Signature Page Follows]

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Jing Zhang, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel at (202) 663-8323.

Sincerely,

SUTOR TECHNOLOGY GROUP LIMITED

By: /s/ Lifang Chen
Lifang Chen
Chairman and Chief Executive Officer